EXHIBIT 99.1
PRESS RELEASE

Contacts:

Martin C. Cunningham	Keith R. Knox
Chairman & CEO	President
201-216-0100	201-216-0100

FOR IMMEDIATE RELEASE	June 29, 2007

HUDSON HOLDING CORPORATION CONTINUES EXPANSION

Jersey City, NJ, June 29, 2007: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal year ended March 31, 2007 with the Securities and Exchange Commission today. For the year ended March 31, 2007, Hudson’s revenues increased 3% to $20.9 million, from $20.2 million in the prior year. A net loss of $383 thousand or $0.01 per share for the fiscal year ended March 31, 2007 compares to net income of $784 thousand or $0.04 per share for the fiscal year ended March 31, 2006. The increase in the fixed cost base associated with expanding Hudson’s future trading capacity, including the overhead associated with the new, larger and more technologically advanced trading floor, the short-term duplication of headquarters lease expense and additional salaried personnel, exceeded the incremental revenues.

Stockholders’ equity increased to $13.3 million at March 31, 2007 as compared to $8.1 million at March 31, 2006, primarily due to a November 2006 private placement of equity securities. Additional financial details are available in the tables below, attached and in the Company’s Form 10-KSB.

	Year Ended
	March 31,
	2007	2006

Revenues	$20,851,519	$20,224,286
Net (loss) income	$(383,108)	$783,825
Basic and diluted EPS	$(0.01)	$0.04

	At March 31,
	2007	2006

Stockholders' equity	$13,263,515	$8,092,682
Total assets	$23,033,286	$10,865,869

“Our goal for this past year was to expand our revenue generating capacity” said Marty Cunningham, Hudson’s Chairman and Chief Executive Officer. “In September, we occupied a new, state-of-the-art 140 seat trading floor and in November, we closed on a private placement of equity securities, with net proceeds of $5.5 million.” Mr. Cunningham continued. “Our goal during the current year is to begin to realize our full revenue potential, through further investments in technology and expansion of our professional trading and sales staff.”

Hudson Holding Corporation is a holding company and is the parent of Hudson Securities, Inc. and Hudson Technologies Inc.. Hudson Securities is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. and. meets the liquidity needs of brokers, dealers, institutions, and asset managers by making markets in over 9,000 Nasdaq, non-Nasdaq OTC, listed and foreign securities, with particular expertise in trading Nasdaq SmallCap, OTC Bulletin Board, and Pink Sheet securities. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2007	2006

Revenues:
Trading gains, net	$17,924,177	$17,621,676
Commissions	2,665,437	2,539,737
Interest and other income, net	261,905	62,873
	20,851,519	20,224,286

Expenses:
Salaries and related costs	3,457,888	2,948,861
Commissions and clearing charges	9,395,294	9,327,598
Communications	5,517,066	4,584,858
Occupancy	1,215,463	522,774
Professional fees	549,792	551,844
Business development	393,850	390,383
Other	794,704	645,143
	21,324,057	18,971,461

(Loss) income before income taxes	(472,538)	1,252,825
Income tax (benefit) provision	(89,430)	469,000
Net (loss) income	$(383,108)	$783,825

(Loss) earnings per share - basic	$(0.01)	$0.04
(Loss) earnings per share - diluted	$(0.01)	$0.04

Weighted average number of shares outstanding - basic	30,393,959	21,910,067
Weighted average number of shares outstanding - diluted	30,393,959	22,153,119

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash and cash equivalents	$5,112,275
Cash-restricted	235,837
Receivable from clearing broker	945,031
Securities owned, at fair value	14,188,748
Income taxes receivable	613,266
Furniture, equipment, capitalized software and leasehold improvements, net	478,077
Deferred tax asset	79,000
Other assets	269,873
Goodwill	1,111,179
$23,033,286

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Securities sold, but not yet purchased, at fair value	$8,266,395
Commissions payable	628,088
Accrued expenses and other liabilities	875,288

Total liabilities	9,769,771

Commitments and contingencies

Stockholders' equity:
Preferred stock, $0.001 par value,
1,000,000 shares authorized, none issued	-
Common stock, $0.001 par value; 100,000,000 shares authorized;
36,725,185 shares issued and outstanding	36,725
Additional paid-in capital	12,217,127
Retained earnings	1,009,663

Total stockholders' equity	13,263,515

$23,033,286